UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Fitch Revises Israel Chemicals' Outlook to Negative; Affirms IDR at 'BBB'

Item 1

Fitch Revises Israel Chemicals' Outlook to Negative; Affirms IDR at 'BBB'

Fitch Ratings, Moscow/London, 11 March 2016: Fitch Ratings has revised Israel Chemicals Ltd's (ICL) Outlook to Negative from Stable, while affirming its Issuer Default Rating (IDR) at 'BBB'. Fitch has also affirmed the 'BBB' senior unsecured rating on ICL's USD800m 4.5% senior unsecured notes due 2024.

The Negative Outlook reflects the lack of clarity on whether ICL's investment strategy and/or dividend policy revision would be sufficient to allow the company to deleverage from its expected 2016 leverage peak.

We expect investments in the phosphate joint venture (JV) with Yunnan Yuntianhua in China and continued mid-single digit fertiliser pricing pressure to drive funds from operations net adjusted leverage (leverage) to 2.75x at end-2016 from 2.5x in 2015. We expect ICL to deleverage after 2016 towards our negative guideline of 2.5x by 2018 on expectations of modest capex and dividend revisions.

KEY RATING DRIVERS Phosphates Joint Venture in China

ICL entered the JV in China with USD430m cash investments in 4Q15-1Q16 and fully consolidates the JV's debt. Given the currently low single-digit operating margins of the JV, we expect the it to worsen ICL’s credit metrics for at least two to three years, and this is one of the factors driving the Negative Outlook. However, ICL’s intent to re-focus most of JV production to specialty phosphate-based chemicals at a cost of further USD170m of investment from ICL over the next five years could significantly enhance its Phosphate and Performance segments.

Focus on Fertilisers and Specialties

ICL is a medium-sized diversified chemical company with a focus on potash and phosphate-based fertilisers, which account for around 55% of revenues. We assess ICL’s cost position in potash and phosphates as moving towards the middle and residing on the upper part of the global cash cost curves, respectively. The company's strategy to focus on converting commoditised phosphate feedstock to margin-stable specialty chemicals is a mitigant to its weak phosphate cost position.

ICL’s Industrial and Performance segments consist of specialty chemicals that are characterised by stable, low double-digit margins and higher price resilience during economic downturns. These segments contribute around 45% of ICL’s sales but have lower EBIT contribution as commoditised potash’s stronger 30%-40% margins dilute specialty segments’ contribution. Nevertheless, the segments’ low double-digit margins remain on a par with EMEA investment-grade specialty chemical producers. The segments also provide ICL with significant exposure to a number of non-agricultural end-markets.

Leverage to Peak in 2016

We expect commoditised potash and phosphates to see an additional 3%-5% price reduction while specialty chemicals should see broadly flat prices in 2016. This, coupled with recovery in potash sales volumes, further cost savings and full-year consolidation of the Chinese JV with USD0.5bn sales and low margins, should result in sales growing by 12% to USD6bn and EBITDA margin dilution to 22% from 25% in 2016. Thereafter, we conservatively expect no significant pricing or volume swings, and gradual progress in switching JV to specialty chemicals, which will result in an increase in sales and profitability.

We conservatively expect ICL to keep its capex/sales at around 11%, down from 13%-14% prior to 2015, and to modestly revise its dividend policy. This, coupled with no further M&A cash outflows and gradual operational cash flow increase, should result in leverage trending lower towards 2.5x by 2018 from a 2.75x peak at end-2016. Stronger-than-expected capex and/or dividend payout reduction or bolt-on disposal of low-margin non-core operations could accelerate the deleveraging path.

Potash is Highest-Margin Segment

The potash segment’s share in ICL’s operating income remained high at around 55% in 2014-2015, but down from over 65% in 2013 as potash prices slumped since 2H13. The Israel-based low-cost Dead Sea potash deposit is key to ICL's potash performance, accounting for 4 million tonnes per annum (mtpa) of ICL's overall 6mtpa potash capacity. We assess ICL’s potash cost position as improving towards the middle of the global potash cost curve as a result of labour and other cost cuts at the Dead Sea and Spanish potash plants and planned phasing out of costly UK capacity by 2018.

ICL’s recent acquisition and consolidation of Ethyopian Allana potash project shows the company's interest in investing in potash outside Israel. However, currently depressed potash prices and ICL’s flexibility to start the potash project later could result in significant delays to investment in Allana project. However, this project remains an opportunity should potash prices recover over the medium-term.

Fertiliser Demand Drivers and Volatility

In the short-term global fertiliser demand is driven by the grain price environment, inventory swings and yields across regions. This is translating into a volatile price environment. ICL’s presence in less price-volatile phosphate and potash segments is nevertheless negatively affected by the current slowdown in overall fertiliser demand.

In the longer run demand is driven by population growth, limited arable land area and dietary changes driven by developing economies. Rising living standards and changes in nutrition habits are reflected in a shift to greater consumption of animal protein, which requires a higher application of fertilisers per gram. However, demand-driven price dynamics over the long-term could be hindered by capacity additions.

Specialty Phosphate and Bromine Products

ICL is self-sufficient in phosphates via its high-cost phosphate deposit in Negev desert, Israel, and converts over 70% of its phosphate rock further into value-added compound and specialty fertilisers and specialty phosphates where ICL is among the top three producers globally. Specialty phosphates include food additives, forest fire retardants, industrial applications etc, and allow ICL to have a more balanced end-market mix for phosphates than the global average (nearly 90% of phosphates are used in fertiliser production), and serve as a margin and price stabiliser for ICL’s phosphate-related operations.

ICL is the largest and lowest-cost global producer of elementary bromine, a co-product of potash at the Dead Sea facility. While bromine is mostly used in environmentally regulated flame retardants (40% of total bromine use), ICL is developing bromine use in other industries such as the construction, auto and oil&gas sectors.

Limited Impact of Sheshinski Committee

We expect the Sheshinski Committee revision of the natural resources taxation regime in Israel to have a limited after-tax impact on ICL's performance. This is based on our conservative assumptions of potash and phosphate pricing in 2016 and thereafter. The progressive nature of Sheshinski taxation implies that its impact could disproportionally grow if Israel-originating fertiliser prices recover strongly. Nevertheless, a stronger-than-expected price recovery remains income-positive for ICL.

KEY ASSUMPTIONS

Fitch’s key assumptions within the rating case for Israel Chemicals Limited include:

-	Mid-single digit price reduction in potash and phosphate fertilisers and broadly flat specialty chemicals pricing in 2016-2017;

-	Full-year consolidation of Yunnan phosphates capacity with single-digit operating margin from 2016;

-	Sheshinski cash flow impact of within USD50m from 2017;

-	No further M&A cash outflows and modest cuts to capex and dividends leading to low positive free cash flow in 2016-2017.

RATING SENSITIVITIES

Positive: Future developments that may, individually or collectively, lead to positive rating action include:

-	Revision of capex and/or dividend policy leading to FFO adjusted net leverage trending towards 2.5x by 2018, which would lead to the Outlook being revised to Stable

-	Maintaining a conservative leverage profile with FFO adjusted net leverage consistently less than 1x, which would lead to an upgrade

-	A more diversified business profile resulting in a lower dependence on the fertiliser segment in EBITDA generation, which would lead to an upgrade

Negative: Future developments that may, individually or collectively, lead to negative rating action include:

-	Market pressure and an inability to optimise costs leading to sustained margin deterioration;

-	FFO adjusted net leverage consistently greater than 2.5x.

LIQUIDITY

At end-2015 the company had USD248m in cash and unutilised committed loan facilities of USD519m. This is adequate to cover short-term debt of USD673m, the bulk of which is a securitisation facility, renewed every five years. Gross debt increased to USD3.5bn at end-2015 from USD2.9bn at end-2014, mainly as a result of the first time consolidation of YPH JV’s financial liabilities.

Contact:

Principal Analyst

Vladislav Nikolov

Analyst

+44 20 3530 1288

Supervisory Analyst

Dmitri Kazakov, CFA

Associate Director

+7 495 956 7075

Fitch Ratings CIS Ltd

26 Valovaya Street

Moscow 115054

Committee Chairperson

Alex Griffiths

Managing Director

+44 20 3530 1709

Additional information is available on www.fitchratings.com. For regulatory purposes in various jurisdictions, the supervisory analyst named above is deemed to be the primary analyst for this issuer; the principal analyst is deemed to be the secondary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 14, 2016